UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 5)
________________________

AVIGEN, INC.
(Name of Subject Company)
________________________

BVF ACQUISITION LLC
BIOTECHNOLOGY VALUE FUND, L.P.
BIOTECHNOLOGY VALUE FUND II, L.P.
BVF INVESTMENTS, L.L.C.
INVESTMENT 10, L.L.C.
BVF PARTNERS L.P.
BVF INC.
MARK N. LAMPERT
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
_________________________

053690103
(CUSIP Number of Class of Securities)
________________________

 MARK N. LAMPERT
Biotechnology Value Fund, L.P.
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
(312) 506-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
ADAM W. FINERMAN, ESQ.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$20,949,515	$823.32

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 20,949,515 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $1.00 (the purchase price per share offered by Offeror).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$823.32	Filing Party:	BVF Acquisition LLC
Form or Registration No.:	Schedule TO-T	Date Filed:	January 23, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed by BVF Acquisition LLC (the “Purchaser”) with the Securities and Exchange Commission on January 23, 2009, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Avigen, Inc., a Delaware corporation (the “Company”), at $1.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2009, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO. All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

Items 1 through 9 and 11.

The price per Share to be paid pursuant to the offer has been increased from $1.00 per Share to $1.20 per Share, net to the seller in cash, without interest. All references in the Offer to Purchase, Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Offer price of $1.00 per Share are hereby amended and restated to refer to $1.20 per Share.

THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (a)(1)(i) TO THE SCHEDULE TO IS FURTHER AMENDED AS FOLLOWS:

Section 12.  “Source and Amount of Funds”

The phrase “$20,949,515” in the first sentence of Section 12, “Source and Amount of Funds” is hereby deleted and replaced with the phrase “$25,139,418.”

Item 10.    Additional Information.

On March 20, 2009, the Purchaser issued a press release announcing that it had increased its cash tender offer price from $1.00 per share to $1.20 per share in cash. The press release issued by the Purchaser is attached hereto as Exhibit (a)(5)(vi).

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

     “(a)(5)(vi) Text of Press Release issued by the Purchaser, dated March 20, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2009

BVF ACQUISITION LLC
By:	Biotechnology Value Fund, L.P., a member
	By:	BVF Partners L.P., its general partner
		By:	BVP Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.
By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

/s/ Mark N. Lampert
MARK N. LAMPERT

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated January 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 23, 2009.*

(a)(5)(i)	Text of press release issued by Purchaser, dated January 23, 2009.*

(a)(5)(ii)	Text of Press Release issued on January 15, 2009, incorporated by reference from Schedule TO filed by BVF Acquisition LLC on January 15, 2009.*

(a)(5)(iii)	Text of Press Release issued by the Purchaser, dated February 6, 2009.*

(a)(5)(iv)	Text of Press Release issued by the Purchaser, dated February 20, 2009.*

(a)(5)(v)	Text of Press Release issued by the Purchaser, dated March 6, 2009.*

(a)(5)(vi)	Text of Press Release issued by the Purchaser, dated March 6, 2009.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.
_____________________
*           Previously filed